UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):

[ ] Form 10-K | _ | Form 20-F | _ | Form 11-K | X | Form 10-Q | _ | Form N-SAR

For Period Ended: September 30, 1998

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________________________

                          Read Instruction (on back page) Before Preparing Form.

                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant THE TRANSLATION GROUP, LTD.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)
332C Haddon Avenue,

City, State and Zip Code
Westmont, NJ 08108


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be elimination without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-S could not be filed within the prescribed time period.

                  Due to delays in consolidating the financial statements and related information from the Company's foreign and newly opened offices.

PART IV - - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Irving Rothstein          212                        685-7600

              (Name)             (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding shorter period that the registrant was required to file such report(s) been identify report(s).

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes.

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and reasons why a reasonable estimate of the results cannot be made:

                  For the quarter, the Company had a loss of $921,142 as compared to a gain of $2,506 For the comparable period last year, and year-to-date a loss of $688,633 compared to a gain of $56,424 for the comparable period last year.

                                                    THE TRANSLATION GROUP, LTD.


         (Name  of   Registrant   as  Specified  in  Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                  11/17/98                                    Irving Rothstein

Date: _________________________                      By:_______________________

INSTRUCTION: The form may be signed by an executive officer of the registrant or name and title of the person signing the form shall be typed or printed beneath the signature of the registrant by an authorized representative (other than an executive officer), evidence of represnetative's authority to sign on behalf of the registrant of the registrant shall be filed with the form.

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).